UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AdaptHealth Corp.

(Name of issuer)

(Amendment No. 3)

Class A Common Stock, par value $0.0001 per share

(Title of class of securities)

00653Q102

(CUSIP number)

Bradley J. Coppens

c/o One Equity Partners

510 Madison Avenue, 19th Floor, New York, New York 10022

(212) 277-1500

COPY TO:

Jeremy S. Liss

Ross M. Leff

Jeffrey P. Swatzell

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00653Q102	Page 2 of 15

(1)	Names of reporting persons OEP AHCO Investment Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 13,818,180 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 13,818,180 shares*
(11)	Aggregate amount beneficially owned by each reporting person 13,818,180 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 23.3%
(14)	Type of reporting person (see instructions) OO

* Comprised of 10,930,471 shares of Class A Common Stock held directly by OEP AHCO Investment Holdings, LLC, plus 2,887,709 shares of Class A Common Stock that may be issued upon conversion of 39,706 shares of Series A Preferred Stock held directly by OEP AHCO Investment Holdings, LLC.

SCHEDULE 13D

CUSIP No. 00653Q102	Page 3 of 15

(1)	Names of reporting persons One Equity Partners VII, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 5,012,982 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 5,012,982 shares*
(11)	Aggregate amount beneficially owned by each reporting person 5,012,982 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.7%
(14)	Type of reporting person (see instructions) PN

* Comprised of 36.28% of: 10,930,471 shares of Class A Common Stock held directly by OEP AHCO Investment Holdings, LLC, plus 2,887,709 shares of Class A Common Stock that may be issued upon conversion of 39,706 shares of Series A Preferred Stock held directly by OEP AHCO Investment Holdings, LLC.

SCHEDULE 13D

CUSIP No. 00653Q102	Page 4 of 15

(1)	Names of reporting persons One Equity Partners VII-A, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,565,225 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 2,565,225 shares*
(11)	Aggregate amount beneficially owned by each reporting person 2,565,225 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.5%
(14)	Type of reporting person (see instructions) PN

* Comprised of 18.56% of: 10,930,471 shares of Class A Common Stock held directly by OEP AHCO Investment Holdings, LLC, plus 2,887,709 shares of Class A Common Stock that may be issued upon conversion of 39,706 shares of Series A Preferred Stock held directly by OEP AHCO Investment Holdings, LLC.

SCHEDULE 13D

CUSIP No. 00653Q102	Page 5 of 15

(1)	Names of reporting persons One Equity Partners VII-B, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 1,069,064 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 1,069,064 shares*
(11)	Aggregate amount beneficially owned by each reporting person 1,069,064 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.9%
(14)	Type of reporting person (see instructions) PN

* Comprised of 7.74% of: 10,930,471 shares of Class A Common Stock held directly by OEP AHCO Investment Holdings, LLC, plus 2,887,709 shares of Class A Common Stock that may be issued upon conversion of 39,706 shares of Series A Preferred Stock held directly by OEP AHCO Investment Holdings, LLC.

SCHEDULE 13D

CUSIP No. 00653Q102	Page 6 of 15

(1)	Names of reporting persons OEP VII Project A Co-Investment Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 3,636,363 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 3,636,363 shares*
(11)	Aggregate amount beneficially owned by each reporting person 3,636,363 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.4%
(14)	Type of reporting person (see instructions) PN

* Comprised of 26.32% of: 10,930,471 shares of Class A Common Stock held directly by OEP AHCO Investment Holdings, LLC, plus 2,887,709 shares of Class A Common Stock that may be issued upon conversion of 39,706 shares of Series A Preferred Stock held directly by OEP AHCO Investment Holdings, LLC.

SCHEDULE 13D

CUSIP No. 00653Q102	Page 7 of 15

(1)	Names of reporting persons OEP VII Project A-I Co-Investment Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 1,534,546 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 1,534,546 shares*
(11)	Aggregate amount beneficially owned by each reporting person 1,534,546 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.7%
(14)	Type of reporting person (see instructions) PN

* Comprised of 11.11% of: 10,930,471 shares of Class A Common Stock held directly by OEP AHCO Investment Holdings, LLC, plus 2,887,709 shares of Class A Common Stock that may be issued upon conversion of 39,706 shares of Series A Preferred Stock held directly by OEP AHCO Investment Holdings, LLC.

SCHEDULE 13D

CUSIP No. 00653Q102	Page 8 of 15

(1)	Names of reporting persons OEP VII General Partner, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 13,818,180 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 13,818,180 shares*
(11)	Aggregate amount beneficially owned by each reporting person 13,818,180 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 23.3%
(14)	Type of reporting person (see instructions) PN

* Comprised of 10,930,471 shares of Class A Common Stock held directly by OEP AHCO Investment Holdings, LLC, plus 2,887,709 shares of Class A Common Stock that may be issued upon conversion of 39,706 shares of Series A Preferred Stock held directly by OEP AHCO Investment Holdings, LLC.

SCHEDULE 13D

CUSIP No. 00653Q102	Page 9 of 15

(1)	Names of reporting persons OEP VII GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 13,818,180 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 13,818,180 shares*
(11)	Aggregate amount beneficially owned by each reporting person 13,818,180 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 23.3%
(14)	Type of reporting person (see instructions) OO

* Comprised of 10,930,471 shares of Class A Common Stock held directly by OEP AHCO Investment Holdings, LLC, plus 2,887,709 shares of Class A Common Stock that may be issued upon conversion of 39,706 shares of Series A Preferred Stock held directly by OEP AHCO Investment Holdings, LLC.

SCHEDULE 13D

CUSIP No. 00653Q102	Page 10 of 15

(1)	Names of reporting persons Richard Cashin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 13,818,180 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 13,818,180 shares*
(11)	Aggregate amount beneficially owned by each reporting person 13,818,180 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 23.3%
(14)	Type of reporting person (see instructions) IN

* Comprised of 10,930,471 shares of Class A Common Stock held directly by OEP AHCO Investment Holdings, LLC, plus 2,887,709 shares of Class A Common Stock that may be issued upon conversion of 39,706 shares of Series A Preferred Stock held directly by OEP AHCO Investment Holdings, LLC.

SCHEDULE 13D

CUSIP No. 00653Q102	Page 11 of 15

(1)	Names of reporting persons David Han
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 13,818,180 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 13,818,180 shares*
(11)	Aggregate amount beneficially owned by each reporting person 13,818,180 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 23.3%
(14)	Type of reporting person (see instructions) IN

* Comprised of 10,930,471 shares of Class A Common Stock held directly by OEP AHCO Investment Holdings, LLC, plus 2,887,709 shares of Class A Common Stock that may be issued upon conversion of 39,706 shares of Series A Preferred Stock held directly by OEP AHCO Investment Holdings, LLC.

CUSIP No 00653Q102	Page 12 of 15

Amendment No. 3 to Schedule 13D

This Amendment No. 3 (this “Amendment”) to Schedule 13D, which amends the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 10, 2020 (the “Schedule 13D”), as amended by Amendment No. 1 (the “First Amendment”) to Schedule 13D filed with the SEC on August 10, 2020, and Amendment No. 2 (the “Second Amendment”) to Schedule 13D filed with the SEC on August 24, 2020, is being filed by the Reporting Persons with respect to shares of Class A Common Stock of the Company. Capitalized terms used herein but not defined have the meanings ascribed to them in the Schedule 13D, as amended by the First Amendment and the Second Amendment. The Reporting Persons are filing this Amendment to report the beneficial ownership of additional shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock held directly by Investor, which issuance was approved by stockholders of the Company on August 28, 2020.

The following Items of the Schedule 13D, as amended by the First Amendment and the Second Amendment, are hereby amended as follows:

SCHEDULE 13D/A

CUSIP No 00653Q102	Page 13 of 15

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) and (b) are hereby amended to update the number of shares used to calculate beneficial ownership to reflect that such ownership is based on: (i) 56,334,882 shares of Class A Common Stock outstanding as of August 4, 2020, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, filed with the SEC on August 7, 2020, plus (ii) 2,887,709 shares of Class A Common Stock that may be issued upon conversion of 39,706 shares of Series A Preferred Stock held directly by Investor (as adjusted, in the case of clause (ii), for the relative percentages of Investor owned by each of the Parallel Funds).

SCHEDULE 13D/A

CUSIP No 00653Q102	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2020

OEP AHCO INVESTMENT HOLDINGS, LLC

By:	/s/ Bradley J. Coppens
Name:	Bradley J. Coppens
Title:	Authorized Signatory

ONE EQUITY PARTNERS VII, L.P.
By:	OEP VII General Partner, L.P., its general partner
By:	OEP VII GP, L.L.C., its general partner

By:	/s/ Gregory Belinfanti
Name:	Gregory Belinfanti
Title:	Authorized Signatory

ONE EQUITY PARTNERS VII-A, L.P.
By:	OEP VII General Partner, L.P., its general partner
By:	OEP VII GP, L.L.C., its general partner

By:	/s/ Gregory Belinfanti
Name:	Gregory Belinfanti
Title:	Authorized Signatory

ONE EQUITY PARTNERS VII-B, L.P.
By:	OEP VII General Partner, L.P., its general partner
By:	OEP VII GP, L.L.C., its general partner

By:	/s/ Gregory Belinfanti
Name:	Gregory Belinfanti
Title:	Authorized Signatory

OEP VII PROJECT A CO-INVESTMENT PARTNERS, L.P.
By:	OEP VII General Partner, L.P., its general partner
By:	OEP VII GP, L.L.C., its general partner

By:	/s/ Gregory Belinfanti
Name:	Gregory Belinfanti
Title:	Authorized Signatory

OEP VII PROJECT A-I CO-INVESTMENT PARTNERS, L.P.
By:	OEP VII General Partner, L.P., its general partner
By:	OEP VII GP, L.L.C., its general partner

By:	/s/ Gregory Belinfanti
Name:	Gregory Belinfanti
Title:	Authorized Signatory

OEP VII GENERAL PARTNER, L.P.
By:	OEP VII GP, L.L.C., its general partner

By:	/s/ Gregory Belinfanti
Name:	Gregory Belinfanti
Title:	Authorized Signatory

SCHEDULE 13D/A

CUSIP No 00653Q102	Page 15 of 15

OEP VII GP, L.L.C.

By:	/s/ Gregory Belinfanti
Name:	Gregory Belinfanti
Title:	Authorized Signatory

RICHARD CASHIN

By:	/s/ Richard Cashin

DAVID HAN

By:	/s/ David Han